January 6, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Impax Laboratories, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 26, 2013 Form 10-Q for the Quarterly Period Ended September 30, 2013 Filed November 5, 2013 File No. 1-34263

 Ladies and Gentlemen:

This letter is being provided by Impax Laboratories, Inc. (the “Company”) in response to the comments on the Company’s above-referenced filings set forth in the Staff’s comment letter, dated December 20, 2013 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given it in the Comment Letter.

Form 10-K for the Fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

1.

Please provide us proposed disclosure to be included in future periodic reports explaining the changes in your product sales period over period that clearly delineates and quantifies the changes related to new product launches and price versus volume changes for existing products. Please see Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company will revise its disclosure in its future periodic filings. As an example, we have revised the disclosure on page 60 of our 2012 Annual Report on Form 10-K to include the following opening analysis to the commentary:

“Consolidated Total Revenues for 2012 increased $68.8 million, or 13% to $581.7 million compared to 2011. New product launches increased revenues by $119.7 million, or 23.3%, primarily related to the launch of the Impax labeled Zomig products. Increased product volumes (excluding new product launches) increased revenues by $93.5 million, or 18.2%, while selling price and product mix decreased revenues by $144.4 million, or 28.2%. In our Global division, sales of our generic Adderall XR products experienced significant declines in average net selling prices due to increased competition, which were partially offset by higher volumes of our fenofibrate products.”

Form 10-Q for the Quarterly Period Ended September 30, 2013

Notes to Interim Consolidated Financial Statements

6. Inventory, Page F-22

2.

In the paragraph below the table on page 16, you disclose the write-offs of $5.0 million in pre-launch inventory for your branded product, RYTARY, and $6.4 million for pre-launch inventory of a product manufactured for another third-party pharmaceutical company. These write-offs were associated with the receipt of the Complete Response Letter for RYTARY and the Hayward, California manufacturing facility warning letter for the other product. Please address the following comments:

●

Please tell us why it was appropriate to capitalize inventory for your branded product, RYTARY, prior to regulatory approval for marketing. Separately reference the authoritative literature you relied upon to support your capitalization. In your response tell us when you capitalized these costs and confirm that the entire $5.0 million written-off in the first quarter of 2013 represents all such costs incurred. If not, please tell us how much of the remaining $6.6 million of capitalized pre-launch inventory at September 30, 2013 relates to RYTARY and why you believe this amount is realizable.

●

If the $6.6 million of capitalized pre-launch inventory at September 30, 2013 relates to other generic products, please tell us why a reserve for these amounts is not warranted given the FDA warning letter received related to your Hayward, California manufacturing facility.

RESPONSE:

As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as well as in its subsequently filed Form 10-Qs, when the Company concludes FDA approval is expected within approximately six months, all clinical trials have been completed and filed with the FDA, the Company will generally begin to schedule manufacturing process validation studies as required by the FDA to demonstrate that the production process can be scaled up to manufacture commercial batches. Consistent with industry practice, the Company may build quantities of pre-launch inventories of certain products pending required final FDA approval and/or resolution of patent infringement litigation, when, in the Company’s assessment, such action is appropriate to prepare for the anticipated commercial launch, FDA approval is expected in the near term, and/or the litigation will be resolved in the Company’s favor.

The active pharmaceutical ingredient (“API”) in RYTARY™ is used in most of the other currently marketed Parkinson’s drugs and is not a new chemical entity. The Company has been seeking the approval of RYTARY on a 505(b)2 basis, meaning the approval process is different than the process for other branded products in that the Company is taking a known API commonly used in other approved Parkinson’s treatments and adding to its controlled release technology. In addition, during 2012 the Company was in late stage labeling discussions as well as negotiating post marketing research studies with the FDA, both of which are often indications that approval is both probable and near term. When the Company received the complete response letter and Form 483 in the first quarter of 2013, management re-evaluated the impact of the expected delay of FDA approval on its ability to sell the corresponding RYTARY inventory prior to its expected expiration date, which in turn gave rise to the $5.0 million write-off of finished goods inventory. However, prior to the receipt of the complete response letter and the Form 483, the Company maintained it was probable that final approval would be received in the near term based on ongoing communication and correspondence with the FDA. This conclusion was consistent with the Company’s own internal planning presented to the Board of Directors in December of 2012, which contemplated a March 2013 launch of RYTARY.

The Company has relied specifically on the following pieces of authoritative literature to support the capitalization of RYTARY inventory:

1.)	CON 6 R. 25, which states that assets are probable future economic benefits obtained or controlled by a company as a result of past transactions.

2.)

ASC 330-10-20, formerly ARB 43.4 (st 1), which states inventories are assets that are held for sale in the ordinary course of business, in the process of production for such sale, or currently consumed in the production of goods or services to be available for sale.

3.)

ASC 330-10-10-1, formerly ARB 43.4 (st 2), which states a major objective of accounting for inventories is the proper determination of income through the process of matching appropriate costs against revenues.

4.)	ASC 330-10-30-1, formerly ARB 43.4 (st 3), which states that the primary basis of accounting for inventories is cost. Cost is understood to mean acquisition and production cost.

5.)	ASC 330-10-35-1, formerly ARB 43.4 (st 5), which states that the measurement of losses is accomplished by applying the rule of pricing inventories at cost or market, whichever is lower.

The Company first began to capitalize costs associated with RYTARY finished goods generally during the second half of 2012. The amounts written off represented finished product which have shorter expiration dates when produced and management determined that because of the delay caused by the Form 483, an impairment was required. Conversely, as of September 30, 2013, the Company had approximately $4.0 million of API (raw material) also related to RYTARY. This is part of the disclosed $6.6 million carrying value of net unapproved inventory. As previously described above, the API related to RYTARY is used in most other Parkinson’s drugs currently marketed and is generally not subject to the shorter expiration dates until it is produced in its finished goods form. The API has extended five year dating and it can be re-tested at the end of five years and therefore, as of September 30, 2013 the API had not become short-dated. Management still believes that the FDA production matters will be resolved before the API will expire. In addition, should there be further delays with the FDA, the product could be sold to another third party for use in other Parkinson’s drugs which substantiates the carrying value of this raw material inventory.

The remaining $2.6 million of unapproved inventory represents API for other generic products, which also has extended dating, and as of September 30, 2013 had not become short-dated and/or could be sold to another third party for use in other existing marketed drugs.

In submitting this response to the Comment Letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the staff’s comments. However should you have any questions regarding our responses or require any additional information, please feel free to contact me at 215-558-4360.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance

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